SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/28/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

6,560

8. SHARED VOTING POWER
1,000

9. SOLE DISPOSITIVE POWER

90,519_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

90,519

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.49%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

31,750

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

31,750__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
31,750

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.63%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes Amendment # 1 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Items 4 and 5 are amended as follows:

ITEM 4. PURPOSE OF TRANSACTION
The reporting persons believe that the issuer's current share price is significantly less than its intrinsic value and they plan to consider strategic options to maximize shareholder value sooner rather than later.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
  a. As per the quarterly report filed on 2/28/05 there were 1,208,870 shares of common stock outstanding as of 1/31/05. The percentages set forth in this item were derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 90,519 shares of GYRO or 7.49% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 31,750 shares or 2.63% of the outstanding shares.

  b.   Power to dispose of securities resides solely with Mr.
     Goldstein for 90,519 shares. Power to vote securities resides solely with Mr. Goldstein for 6,560 shares and jointly for 1,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 31,750 shares.

  c. During the last 60 days the following shares of GYRO were purchased (there were no sales):


Phillip Goldstein
5/5/2005  3690 @ 40
4/28/05   14200 @ 39


  d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
     Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 5/9/05

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos